17009261

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2017

Washington DC

SEC FILE NUMBER
8-~~2535~~ 12730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M H Leblang Co. Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 East 56th Street #6F

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lila Leblang 212-308-5850

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Jr Edward

(Name – *if individual, state last, first, middle name*)

15565 Northland Drive #508	Southfield	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lila Leblang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M H Leblang Co Inc, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

EDWARD L. MANOWITZ
Notary Public, State of New York
No. 01MA4853312
Qualified in Nassau County
Commission Expires Feb. 17, 20 18

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
M. H. Leblang, Inc.
300 east 56th Street
New York, NY 10022

Report on the Financial Statements

I have audited the accompanying statement of financial condition of M. H. Leblang, Inc. as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of M. H. Leblang, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. H. Leblang, Inc. as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of M. H. Leblang, Inc. financial statements. Supplemental Information is the responsibility of M. H. Leblang, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its

form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 10, 2017

M. H. Leblang, Inc.

Statement of Financial Condition
December 31, 2016

Assets

Current Assets		
Cash	$ 84,169	
Investment in annuity	14,956	
Commissions receivable	7,380	
Prepaid corporate taxes	1,715	
Total Assets		$ 108,220

Liabilities and Stockholder's Equity

Current Liabilities		
Accrued expenses	$ 5,000	
Payroll taxes payable	944	
Corporation tax payable	3,372	
Total Liabilities		9,316
Stockholder's Equity		
Capital stock, no par value, 200 shares authorized and outstanding	$ 5,000	
Retained earnings	80,834	
Accumulated other comprehensive income	13,070	
Total Stockholder's Equity		98,904
Total Liabilities and Stockholder's Equity		$ 108,220

M. H. Leblang, Inc.

Statement of Income
Year Ended December 31, 2016

Revenues		
Commission income		$ 138,607
Expenses		
Accounting	$ 7,000	
Commission expense	48,564	
Computer expense	200	
Fees and licenses	3,913	
Insurance	3,022	
Miscellaneous	1,056	
Office expense	8,053	
Office salaries	14,881	
Payroll taxes	1,906	
Postage	215	
Rent	21,780	
Telephone	2,491	
Travel	2,520	
Utilities	1,163	
Total Expenses		116,764
Income from Operations		21,843
Other Income		
Interest income		142
Corporate income tax		(4,684)
Net income		17,301
Other Comprehensive Income		
Unrealized income on investment in annuity		1,489
Comprehensive Income		$ 18,790

M. H. Leblang, Inc.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2016

	Shares	Amount	Retained Earnings	Other Comprehensive Income (Loss)	Total
Balance – January 1, 2016	200	$ 5,000	$ 63,533	$ 11,581	$ 80,114
Net income	--	--	17,301	--	17,301)
Unrealized gain on investment in annuity	--	--	--	1,489	1,489
Balance – December 31, 2016	200	$ 5,000	$ 80,834	$ 13,070	$ 98,904

See notes to financial statements

M. H. Leblang, Inc.

Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from Operating Activities	
Net income	$ 17,301
adustments to reconcile net income to net cash by operating activities:	
Changes in operating assets and liabilities:	
Incease in commission receivable	(550)
Decrease in prepaid taxes	1,312
Increase in accrued expenses	2,000
Increase in payroll taxes payable	261
Decrease in corporate income taxes payable	3,372
Net cash used in Operating Activities	23,696
Cash flows from Investing Activities	
Repayments from stockholder/officer	8,872
Net provided by Financing Activities	8,872
Net increase in Cash	32,568
Cash – Beginning of year	51,601
Cash – End of year	$ 84,169

See notes to financial statements

M. H. Leblang, Inc.

Notes to Financial Statement

1. OPERATIONS AND ORGANIZATION

M. H. Leblang, Inc. (Company) is a non-clearing broker-dealer (that does not carry customer accounts) registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority ("FIRA"). The Company is exempt from SEC rule 15c3-3.

The Company derives their revenues from commissions earned primarily from the sales of life insurance, mutual funds and annuities.

The Company was incorporated in 1966 in the State of New York.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements include all the accounts of the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investment in annuity

Investment in annuity is reported at fair value.

Commissions Receivable

Commissions receivable are reported at net realizable value. At December 31, 2016, no allowances for doubtful accounts was deemed necessary.

Commission Income

Commission income and related expenses are recognized on the effective date of the underlying transaction as reported by the paying company.

Income Taxes

The Company classifies income tax assessments, if any, for interest in interest expense and for penalties in general and administrative expenses. Management has evaluated and concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements at December 31, 2016 The federal income tax returns of the Company for 2015, 2014 and 2013 are subject to examination by the Internal Revenue Service (IRS), generally for three years after they are filed.

Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-02 "Comprehensive Income (Topic 220) reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income". The objective of this Update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this Update seek to attain that objective by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U. S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U. S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U. S. GAAP that provide additional detail about those amounts. The amendment is effective prospectively for reporting periods beginning after December 15, 2012. For nonpublic entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. The adoption of this pronouncement is not anticipated to have a material impact on the Company's financial results or disclosures.

3. CONSIDERATION OF SUBSEQUENT EVENTS

The Company evaluated all events and transactions occurring after December 31, 2016 through February 10, 2017, the date these financial statements were issued, to identify subsequent events which may need to be recognized or non-recognizable events which would need disclosure. No recognizable events were identified.

4. INVESTMENT IN ANNUITY

As of December 31, 2016

Investment in annuity consisted of an annuity contract, with underlying equity mutual funds, and a cost basis of $21,885. Management has classified the investment as available-for-sale and unrealized gains have been excluded from net loss and reported in comprehensive income.

5. DUE FROM STOCKHOLDER/OFFICER

Due from stockholder/officer of the Company was due on demand, without interest, and was repaid in 2016.

6. RELATED PARTY TRANSACTIONS

The Company rents office space from the stockholder on a month-to-month basis. Rent expense for the year ended December 31, 2016 aggregated $21,780.

For the year ended December 31, 2016, the Company paid no commissions to relatives of the stockholder/officer.

7. **FAIR VALUE MEASUREMENTS**

Fair Value Measurement and disclosure establishes a fair value hierarchy that prioritizes the imputs to valuation techniques used to measure fair value. Fair Value Measurements and disclosure defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e.,the "exit price") in an orderly transaction between market participants.
In determining fair value. the Organization uses various valuation approaches, including market, income and/or cost approaches. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and lowest priority to unovservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under Fair Value Measurements and Disclosure and the Organization's related types are described below:

Level 1 Fair Value Measurement
Values are based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Fair Measurement
Values are based on quoted prices for similar instruments in active markets: quoted prices for identical or similar instruments in inactive markets; or inputs that are derived principally from or corroborated by ovservable market data.

Level 3 Fair Value Measurement
Inputs to the valuation methodoloby are unovservable and significant to the fair value

The following table summarizes the valuation of the Organization's assets within the aforementioned valuation hierarchy as of December 31, 2016

Fair Value Measurements:

		At Reporting Date Using:		
	Fair Value	Quoted prices In active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2016				
Annuity Investment	$14,956	$ -	$ 14,956	$ -

The assets or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unovservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016.

Annuity Funds: Valued at the daily closing price as reported by the fund. Annuity funds held by the Company are open-ended annuity funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The annuity funds held by the Company are deemed to be actively traded.

8. INCOME TAXES

The Company's provision for income taxes for the year ended December 31, 2016 consists of:

Federal	$ 3,372
State and local	-0-

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. At December 31, 2016 the Company had net capital of $74,853 which was $69,853 in excess of its required net capital of $5,000. The Company's net capital ratio was 7.15 to 1.

10. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

11. REVENUE CONCENTRATION

For the year ended December 31, 2016, the Company earned approximately 31% of its commission income from one insurance company.

12. COMMITMENTS AND CONTINGENCIES

The Company has evaluated its position and found no commitments, contingencies or guarantees which may result in a loss or future obligation at December 31, 2016.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2016

See accountant's audit report

M H Leblang, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2016

Computation of Net Capital

Total Stockholder's equity:		$ 98,904.00
Nonallowable assets:		
Prepaids	(1,715.00)	
Other Assets	(14,956.00)	
Accounts receivable – other	(7,380.00)	(24,051.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 74,853.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 12.45
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 69,853.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 9,316.00
Percentage of aggregate indebtedness to net capital	12.45%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2016	$ 74,853.00
Adjustments:	
Change in Equity (Adjustments)	(1.00)
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	0.00
Change in Undue Concentration	0.00
NCC per Audit	74,853.00
Reconciled Difference	$ (0.00)

See accountant's audit report

M H Leblang, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2016

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2016	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2016	$ -

See accountant's audit report

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2016

See accountant's audit report

M H Leblang Co Inc
300 East 56th Street #6F
New York, New York 10022

February 10, 2017

Edward Richardson, Jr CPA
15565 Northland Drive
Suite 508 West
Southfield, Michigan 48075

RE :Exemption Statement Rule 15c3-3 (k)(1) for FYE December 31, 2016

Dear Mr Richardson, Jr,

Please be advised that M H Leblang, Inc has complied with Exemption Rule 15c3-3 (k) (1), for the period of January 1, 2016 through December 31, 2016. M H Leblang, Inc did not hold customer securities or funds at any time during this period and does business on a limited basis of sales of insurance and annuities. M H Leblang, Inc's past business has been of similar nature and has complied to this exemption since its inception January 4, 1966.

Lila Leblang, the President of M H Leblang, Inc has made available to Edward Richardson, Jr all records and information including all communications from regulatory agencies received through the date of this review December 31, 2016.

Lila Leblang has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected M H Leblang, Inc's compliance with this exemption.

If you would like additional information or have any questions, feel free to contact me directly at 212-308-5850,

Very truly yours,

M H Leblang Inc

Lila Leblang

Lila Leblang
President

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 10, 2017

Board of Directors
M.H. Leblang, Inc.
300 East 56th Street #6F
New York, New York 10022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) M.H. Leblang, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which M.H. Leblang, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(1), and (2) M.H. Leblang, Inc. stated that M.H. Leblang, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. M.H. Leblang, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M.H. Leblang, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2016

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Members of
M.H. Leblang, Inc.
300 East 56th Street #6F
New York, New York 10022

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31 , 2016, which were agreed to by M.H. Leblang, Inc. . and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating M.H. Leblang, Inc. Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). M.H. Leblang, Inc. 's management is responsible for M.H. Leblang, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $0.00.

2. Compared audited Total Revenue for the period of January 01, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, M.H. Leblang, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr. CPA

February 10, 2017

M.H.Leblang, Inc.

Financial Statements

And Supplemental

Information

December 31, 2016

Can't find in Edgar

M H Leblang, Inc

Financial Statements

December 31, 2016

Index